SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Erik L. Johnson

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

(469) 522-4200

(469) 522-4360 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

 CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Arcadian Energy, Inc.

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC and OO

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

-0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2

 CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Realty Advisors, LLC

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC and OO

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

-0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3

 CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

RA Stock Holdings, Inc. (formerly, Prime Stock Holdings, Inc.)

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

-0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4

 CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Realty Advisors, Inc.

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

14,669,820

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

14,669,820

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

14,669,820

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

90.82%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5

 CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

The Gene E. Phillips Children’s Trust

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Texas

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

27,602

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

27,602

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

27,602

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0.171%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

6

 CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

May Realty Holdings, Inc. (formerly, Realty Advisors Management, Inc.)

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

-0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

14,669,820*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

90.82%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*        Includes 14,669,820 Shares directly owned by Realty Advisors, Inc., which is wholly owned by May Realty Holdings, Inc.

7

This Amendment No. 20 to Statement on Schedule 13D (this “Amendment No. 20”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 19 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange (“NYSE”). The CUSIP number of the Shares is 029174-10-9.

This Amendment No. 20 is being filed to reflect (i) a dividend, effective April 1, 2022, by Arcadian Energy, Inc. of 556,495 Shares (3.45%) [which then ceased to be a “Reporting Person,” effective April 1, 2022], to Realty Advisors, Inc.; (ii) a dividend by RA Stock Holdings, Inc. of 1,599,828 Shares (9.90%) [which then ceased to be a “Reporting Person”] to Realty Advisors, LLC; and (iii) a distribution by Realty Advisors, LLC of 2,470,000 Shares (15.29%) and the 1,599,828 Shares (9.90%) received from RA Stock Holdings, Inc. to Realty Advisors, Inc. [and the then cessation by Realty Advisors, LLC to be a “Reporting Person”], all effective as of April 1, 2022.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) This Amendment No. 20 is filed on behalf of The Gene E. Phillips Children’s Trust, a trust formed under the laws of the State of Texas (the “GEP Trust”), May Realty Holdings, Inc. (formerly, Realty Advisors Management, Inc.), a Nevada corporation (“MRHI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), the sole stockholder of which is MRHI, Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), the sole member of which is RAI and RA Stock Holdings, Inc. (formerly, Prime Stock Holdings, Inc.), a Nevada corporation (“Holdings”), which is wholly owned by RALLC and Arcadian Energy, Inc., a Nevada corporation (“AEI”), which has been, since December 21, 2017, a wholly owned subsidiary of RAI. Each of the Reporting Persons has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. All of GEP Trust, MRHI, and RAI are collectively referred to as the “Reporting Persons.” By virtue of the transactions described in Item 5(c), each of RALLC, Holdings and AEI ceased to be Reporting Persons, effective April 1, 2022. The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because RAI, the sole stockholder of which is MRHI, is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children. RALLC owns all of the voting securities of Holdings. RAI owns all of the voting securities of AEI. The executive officers of RAI are also executive officers of MRHI. Bradford A. Phillips, a member of the Board of Directors of ARL, is one of the beneficiaries of the GEP Trust.

Item 5. Interest in Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)	According to the latest information available from the Issuer, as of March 28, 2022, the total number of issued and outstanding Shares was 16,152,043. After giving effect to the matters described in Item 5(c), the Reporting Persons own and hold directly and beneficially the following Shares as of April 2, 2022:
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Name	No. of Shares Owned Directly	Approximate Percent of Class
AEI	-0-	0%
GEP Trust	27,602	0.171%
RALLC	-0-	0%
RAI	14,669,820	90.82%
MRHI	-0-	0%
Holdings	-0-	0%
	14,697,422	90.99%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RAI described above; each of the directors of MRHI may be deemed to beneficially own the number of Shares owned by RAI; the Trustees of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of April 2, 2022, are set forth in the following table:

Name of Director and/or Manager	Entity	No. of Shares Beneficially Owned	Percent of Class
Donald W. Phillips, Trustee	GEP Trust	27,602	0.171%
Mickey Ned Phillips	MRHI and RAI	14,669,820	90.82%

Total Shares beneficially owned by Reporting Persons and individuals listed above :		14,697,422	90.99%

(b)	The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust. The director of RAI has voting and dispositive power over the 14,669,820 Shares held by RAI.

(c)	During the 60 calendar days ended April 2, 2022, the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof, except that (i) effective April 1, 2022, AEI dividended 556,495 Shares (3.45%) to RAI, (ii) Holdings dividended 1,599,828 Shares (9.90%) to RALLC, and (iii) RALLC distributed both the (a) 1,599,828 Shares (9.90%) received from Holdings and (b) 2,470,000 Shares (15.29%) to RAI.

(d)	No person, other than the Reporting Persons or their respective Board of Directors or Trustees, is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by RAI and/or the GEP Trust.

(e)	Upon the dividends and distributions described in Item 5(c) above, each of AEI, Holdings and RALLC ceased to be a Reporting Person on April 1, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

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Of the Shares owned directly by RAI, 1,142,109 Shares are subject to a pledge for a loan to RAI from ABC Land & Development, Inc. (“ABCLD”), 305,900 Shares are subject to a pledge for a loan from Shillington to RAI, and 148,600 Shares are subject to a pledge for a loan from Shillington.

Of the Shares owned directly by RAI, 5,993,044 Shares are held in bank and brokerage accounts along with other securities owned by each entity, and, as such, those Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 20 is true, complete, and correct.

Dated: April 21, 2022

REALTY ADVISORS, LLC		MAY REALTY HOLDINGS, INC.

By:	/s/ Gina H. Kay	By:	/s/ Gina H. Kay
Gina H. Kay, Manager		Gina H. Kay, Vice President and Treasurer

RA STOCK HOLDINGS, INC.		REALTY ADVISORS, INC.

By:	/s/ Gina H. Kay	By:	/s/ Gina H. Kay
Gina H. Kay, Vice President and Treasurer		Gina H. Kay, Manager

ARCADIAN ENERGY, INC.		GENE E. PHILLIPS CHILDREN’S TRUST

By:	/s/ Robert C. Murray	By:	/s/ Donald W. Phillips
Robert C. Murray, Sr., President		Donald W. Phillips, Trustee